Exhibit 99.1

[LOGO] ZARLINK                                                      NEWS RELEASE
       SEMICONDUCTOR
--------------------------------------------------------------------------------

Zarlink Releases Fourth Quarter and Fiscal 2007 Results

OTTAWA, CANADA, May 23, 2007 - Zarlink Semiconductor Inc. (NYSE/TSX:ZL) today issued fourth quarter and Fiscal 2007 results for the year ended March 30, 2007, prepared in accordance with U.S. Generally Accepted Accounting Principles
(GAAP).

      Fourth quarter revenue was US$32.0 million. This figure compares with third quarter revenue of US$34.1 million and US$39.2 million in the fourth quarter of Fiscal 2006.

      Zarlink recorded a fourth quarter net loss of US$0.9 million or US$0.01 per share. This compares with third quarter net income of US$5.6 million or US$0.04 per share. Included in third quarter results was a gain of US$4.1 million, reduced by a charge of $0.5 million, related to the sale of Zarlink's packet switching product line. These two items resulted in US$0.03 of earnings in the third quarter. In the Fiscal 2006 fourth quarter the Company recorded net income of US$3.7 million or US$0.02 per share.

      For Fiscal 2007, Zarlink recorded net income of US$15.8 million, or US$0.11 per share, on revenue of US$142.6 million. Included in Fiscal 2007 results was a gain of US$4.1 million, reduced by a charge of $0.5 million, related to the sale of Zarlink's packet switching product line. In Fiscal 2006, the Company recorded net income of US$48.8 million, or US$0.36 per share, on revenue of US$144.9 million. Included in Fiscal 2006 results was a gain of US$55.8 million related to the disposition of the RF Front-End business.

      "While year-over-year profitability shows we have been making good progress in executing against our long-term plan of focusing the Company on niche market opportunities, results from this quarter and our outlook for the coming quarter are disappointing," said Kirk K. Mandy, President and Chief Executive Officer, Zarlink Semiconductor.

Review of Operations

      Gross margin in the fourth quarter was 46% of revenue, compared with 50% in the previous quarter. A Zarlink foundry customer experienced yield issues for one of its products, which required the customer to redesign and impacted our production, resulting in lower gross margin due to under absorption of fixed overhead costs. Gross margin in the fourth quarter Fiscal 2006 was 54%.

      R&D expenses in the fourth quarter were US$7.8 million or 24% of revenue, compared with US$7.9 million or 23% of revenue in the previous quarter. In the Fiscal 2006 fourth quarter R&D expenses were US$9.5 million or 24% of revenue.

      S&A expenses in the fourth quarter were US$9.5 million or 30% of revenue. This figure compares with S&A expenses of US$8.5 million or 25% of revenue in the previous quarter. Third quarter S&A expenses included a reduction of a provision for estimated loss contingencies of US$0.8 million. S&A expenses were US$9.3 million or 24% of revenue in the Fiscal 2006 fourth quarter.

      During the fourth quarter, the Company made several important technology and corporate announcements, including:

o ZLynx, the industry's first fully integrated electrical-optical-electrical fiber optic cable to provide reach, weight and flexibility advantages versus copper for data center and computer cluster interconnects;

o A synchronous Ethernet timing chip for Ethernet line cards that support circuit services over IP architectures. Zarlink also announced a synchronous Ethernet timing solution, integrating the Company's analog/digital PLL and Marvell's Ethernet physical layer device technologies, that allows carriers to support real-time services over Ethernet networks;

o A new voice processing platform that enables high-quality voice in cost-efficient hands-free systems, including speakerphones, home automation applications and car kits. The Company also introduced new firmware that simplifies design, speeds time-to-market and improves voice performance for high-end hands-free systems;

o A contract for Zarlink's Analog Foundry to supply JFETs (junction gate field-effect transistor) for Silicon Sensing Systems' next-generation capacitive gyro system used in a range of automotive and industrial applications;

o The appointment of industry-veteran Dr. Adam Chowaniec to the Zarlink Board of Directors.

      On May 23, 2007, Zarlink Semiconductor declared a quarterly dividend of CDN$0.50 per share on its preferred shares, payable on June 29, 2007, to preferred shareholders of record as of June 1, 2007.

First quarter Fiscal 2008 guidance

      The opening order backlog at the start of the Fiscal 2008 first quarter was US$19 million, compared to the US$22 million opening backlog in the fourth quarter of Fiscal 2007. Zarlink is forecasting Fiscal 2008 first quarter revenues will be between US$30 million and US$32 million. Gross margins are expected to decline as a result of severance costs in the Caldicot facility. Total operating expenses are expected to increase to approximately US$20 million, primarily as a result of lower engineering cost recoveries and higher material and marketing costs. As a result, Zarlink expects a first quarter loss of US$0.04 to US$0.05 per share.

About Zarlink Semiconductor

      For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to successfully integrate businesses acquired in the future; our ability to operate profitably and generate positive cash flows in the future; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

An open conference call for analysts will be held today beginning at 5:00 p.m. EST. Investors, media and other parties are listen-only. Please dial 1-800-733-7571 or 613-287-8027. The replay number is 1-877-289-8525 (passcode
21232116#) or 416-640-1917 (passcode 21232116#). The replay is available until midnight, June 6th, 2007. A live audio webcast will be available through www.newswire.ca (Canada NewsWire) or from the Company's website at www.zarlink.com.

For further information:

Ed Goffin                                       Mike McGinn
Media Relations                                 Investor Relations
613 270-7112                                    613 270-7210
edward.goffin@zarlink.com                       mike.mcginn@zarlink.com

                           Zarlink Semiconductor Inc.
                  CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA
        (in millions of U.S dollars, except per share amounts, U.S. GAAP)
                                   (Unaudited)

                                                                            Three months ended                     Year Ended
                                                                     ------------------------------------    ----------------------
                                                                     March 30,     Dec. 29,     March 31,    March 30,    March 31,
                                                                       2007          2006         2006         2007         2006
                                                                     ------------------------------------    ----------------------
Revenue                                                               $  32.0      $  34.1      $  39.2      $ 142.6      $ 144.9
Cost of revenue                                                          17.3         17.0         18.2         68.2         72.1
                                                                      ---------------------------------      --------------------
Gross margin                                                             14.7         17.1         21.0         74.4         72.8
                                                                      ---------------------------------      --------------------

Expenses:
   Research and development                                               7.8          7.9          9.5         32.7         37.5
   Selling and administrative                                             9.5          8.5          9.3         37.6         35.6
   Contract impairment and other                                          0.1          0.5          0.3          1.1          5.7
   Gain on sale of business                                               --          (4.1)         --          (4.1)        (1.9)
                                                                      ---------------------------------      --------------------
                                                                         17.4         12.8         19.1         67.3         76.9
                                                                      ---------------------------------      --------------------
Operating income (loss) from continuing operations                       (2.7)         4.3          1.9          7.1         (4.1)

Interest income                                                           1.5          1.6          1.2          5.4          2.5
Foreign exchange gain (loss)                                              --          (0.2)        (0.1)         0.1          1.1
                                                                      ---------------------------------      --------------------
Income (loss) from continuing operations before income taxes             (1.2)         5.7          3.0         12.6         (0.5)
Income tax (expense) recovery                                             0.3         (0.1)         2.9          3.2          2.5
                                                                      ---------------------------------      --------------------

Income (loss) from continuing operations                              $  (0.9)     $   5.6      $   5.9      $  15.8      $   2.0

Discontinued operations, net of tax                                   $   --       $   --       $  (2.2)     $   --       $  46.8
                                                                      ---------------------------------      --------------------

Net income (loss)                                                     $  (0.9)     $   5.6      $   3.7      $  15.8      $  48.8
                                                                      =================================      ====================

Net income (loss) attributable to common shareholders                 $  (1.4)     $   5.1      $   3.1      $  13.5      $  46.0
                                                                      =================================      ====================

Income (loss) per common share from continuing operations:
   Basic and diluted                                                  $ (0.01)     $  0.04      $  0.04      $  0.11      $ (0.01)
                                                                      =================================      ====================

Income (loss) per common share from discontinued operations:
   Basic and diluted                                                  $   --       $   --       $ (0.02)     $   --       $  0.37
                                                                      =================================      ====================

Net income (loss) per common share:
   Basic and diluted                                                  $ (0.01)     $ 0. 04      $  0.02      $  0.11      $  0.36
                                                                      =================================      ====================

Weighted average number of common shares outstanding (millions):
   Basic                                                                127.3        127.3        127.3        127.3        127.3
                                                                      =================================      ====================
   Diluted                                                              127.4        127.4        127.9        127.4        127.4
                                                                      =================================      ====================

Percentage of revenue:
   Gross margin                                                            46%          50%          54%          52%          50%
   Research and development                                                24%          23%          24%          23%          26%
   Selling and administrative                                              30%          25%          24%          26%          25%

                           Zarlink Semiconductor Inc.
                   CONSOLIDATED STATEMENTS OF CASH FLOWS DATA
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

                                                                    Three months ended                   Year ended
                                                          -------------------------------------    ------------------------
                                                          March 30,     Dec. 29,      March 31,    March 30,     March 31,
CASH PROVIDED BY (USED IN)                                  2007          2006          2006         2007          2006
-------------------------                                 -------------------------------------    ------------------------
Operating activities:
   Income (loss) from continuing operations                $ (0.9)       $  5.6        $  5.9       $ 15.8        $  2.0
   Depreciation of fixed assets                               1.1           1.2           1.4          5.0           6.3
   Amortization of other assets                               0.1           0.1          --            0.3          --
   Stock compensation expense                                 0.5           0.3          --            1.4          --
   Deferred income taxes                                     (0.4)          0.2          (2.1)        (1.4)         (1.9)
   Other non-cash changes in operating activities            (0.1)         (4.1)          0.1         (4.5)         (2.8)
   Decrease (increase) in working capital:
     Trade accounts and other receivables                     3.8          (3.1)          4.3         (3.1)          7.3
     Inventories                                             (1.9)          0.4          (1.5)        (1.6)         (1.6)
     Prepaid expenses and other                               1.4           0.6           0.7          2.4          (1.4)
     Payables and accrued liabilities                        (1.2)          0.7          --           (9.4)         (6.7)
     Deferred credits                                         0.2          (0.3)         (0.5)        (0.1)         (0.7)
                                                           ----------------------------------       --------------------
Total                                                         2.6           1.6           8.3          4.8           0.5
                                                           ----------------------------------       --------------------

Investing activities:
   Acquisition of business                                   --            --            --           (7.1)         --
   Purchased short-term investments                          (3.3)         --            (5.0)        (3.3)        (52.7)
   Matured short-term investments                            --            --            --           24.6          67.7
   Expenditures for fixed assets                             (0.3)         (0.5)         (0.7)        (2.1)         (1.7)
   Proceeds from disposal of fixed assets                    --            --            --            0.1           0.5
   Proceeds from sale of business-net                                      --             4.7          4.7          --
   Proceeds from repayment of note receivable                --            --            --           --             2.0
   Proceeds from (payments related to) sale of
    discontinued operation - net                             --            --            (0.7)        --            65.7
                                                           ----------------------------------       --------------------
Total                                                        (3.6)          4.2          (6.4)        16.9          81.5
                                                           ----------------------------------       --------------------

Financing activities:
   Payment of dividends on preferred shares                  (1.0)         --            (1.1)        (2.2)         (2.7)
   Repurchase of preferred shares                            --            --            (0.3)        (0.1)         (1.6)
   Decrease (increase) in restricted cash                    (0.3)         --            (0.8)         0.7          (0.1)
   Repayment of long term debt                               --            --            --           (0.1)         --
                                                           ----------------------------------       --------------------
Total                                                        (1.3)         --            (2.2)        (1.7)         (4.4)
                                                           ----------------------------------       --------------------

Effect of currency translation on cash                        0.1           0.1          --            0.6          (0.6)

Net cash used in discontinued operations                     --            --            --           --            (5.7)
                                                           ----------------------------------       --------------------

Increase (decrease) in cash and cash equivalents             (2.2)          5.9          (0.3)        20.6          71.3

Cash and cash equivalents, beginning of period              113.5         107.6          91.0         90.7          19.4
                                                           ----------------------------------       --------------------

Cash and cash equivalents, end of period                   $111.3        $113.5        $ 90.7       $111.3        $ 90.7
                                                           ==================================       ====================

                           Zarlink Semiconductor Inc.
                         CONSOLIDATED BALANCE SHEET DATA
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

                                                                                March 30,          Dec. 29,           March 31,
                                                                                   2007              2006               2006
                                                                                ---------          --------           ---------
ASSETS

Current assets:
   Cash and cash equivalents                                                     $111.3             $113.5             $ 90.7
   Short-term investments                                                           3.3               --                 24.6
   Restricted cash                                                                 14.6               14.7               14.0
   Trade accounts receivable - net                                                 16.3               18.3               15.6
   Other accounts receivable                                                        6.6                8.4                4.2
   Inventories                                                                     19.1               17.3               17.8
   Prepaid expenses and other                                                       5.4                6.1                5.8
   Current assets held for sale                                                     3.1                3.1                3.4
                                                                                 ------             ------             ------
                                                                                  179.7              181.4              176.1
Fixed assets - net                                                                 21.0               21.7               23.2
Deferred income tax assets - net                                                    4.9                4.6                3.6
Goodwill                                                                            3.8                3.8               --
Intangible assets                                                                   1.6                1.7               --
Other assets                                                                       --                  0.3                1.5
Long-term assets held for sale                                                     --                 --                  0.1
                                                                                 ------             ------             ------
                                                                                 $211.0             $213.5             $204.5
                                                                                 ======             ======             ======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Trade accounts payable                                                        $  6.5             $  9.0             $  7.8
   Employee-related accruals                                                       11.5                9.9                9.8
   Income and other taxes payable                                                   4.7                4.9                4.3
   Current portion of provisions for exit activities                                0.8                1.0                4.4
   Other accrued liabilities                                                        3.2                3.1                9.5
   Deferred credits                                                                 0.6                0.4                0.7
   Long-term debt - current portion                                                --                 --                  0.1
   Deferred income tax liabilities - current portion                                0.1                0.1                0.1
                                                                                 ------             ------             ------
                                                                                   27.4               28.4               36.7
Long-term portion of provisions for exit activities                                 0.5                0.5                0.6
Pension liabilities                                                                15.9               16.9               15.2
Deferred income tax liabilities - long-term portion                                 0.2                0.2                0.2
                                                                                 ------             ------             ------
                                                                                   44.0               46.0               52.7
                                                                                 ------             ------             ------

Redeemable preferred shares, unlimited shares authorized;
  1,260,800 shares issued and outstanding as at March 30, 2007                     16.1               16.1               16.2
                                                                                 ------             ------             ------

Shareholders' equity:
Common shares, unlimited shares authorized; no par value;
  127,343,183 shares issued and outstanding as at March 30, 2007                  768.5              768.5              768.5
Additional paid-in capital                                                          4.3                3.8                3.0
Deficit                                                                          (587.6)            (586.2)            (601.2)
Accumulated other comprehensive loss                                              (34.3)             (34.7)             (34.7)
                                                                                 ------             ------             ------
                                                                                  150.9              151.4              135.6
                                                                                 ------             ------             ------
                                                                                 $211.0             $213.5             $204.5
                                                                                 ======             ======             ======

                           Zarlink Semiconductor Inc.
                             SUPPLEMENTARY SCHEDULES
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

Geographic Information:

Revenue, based on the geographic location of Zarlink's customers, was distributed as follows:

                    Three Months Ended       % of     Three Months Ended      % of      Three Months Ended       % of
                      March 30, 2007        Total       Dec. 29, 2006         Total       March 31, 2006        Total
                    ------------------      -----     ------------------      -----     -------------------     -----
Europe                    $11.3               35%          $ 13.3               39%           $ 13.6              35%
Asia - Pacific              9.2               29              9.6               28              13.6              35
Americas                   11.5               36             11.2               33              12.0              30
                          -----            -----            -----              ---            ------             ---
                          $32.0              100%          $ 34.1              100%           $ 39.2             100%
                          =====            =====            =====              ===            ======             ===

                                                          Year Ended          % of           Year Ended         % of
                                                        March 30, 2007        Total        March 31, 2006       Total
                                                      ----------------        -----        --------------       -----
Europe                                                     $ 56.0               40%           $ 53.3              37%
Asia - Pacific                                               40.5               28              46.2              32
Americas                                                     46.1               32              45.4              31
                                                           ------              ---            ------             ---
                                                           $142.6              100%           $144.9             100%
                                                           ======              ===            ======             ===